ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

02034405

May 13, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL PROCESSING
RECEIVED
MAY 2 4 2002
WASH, D.C. 151 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of April 9, 2002, enclosed please find a copy of an ad-hoc announcement regarding the first quarter of 2002 and the quarterly report for the first quarter of 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/vhg
Enclosure

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

DOCSNY1:863595.1
5-5 JG9

Ad-hoc Announcement

FJA AG: 29 percent rise in quarterly result

Q1 2002 was another very successful period for the consulting and software firm FJA AG, which is quoted on the Neuer Markt (German WKN 513 010). FJA achieved a net income for the period, after tax, of 3.4 million Euro – a year-on-year rise of 29%. Reflecting the usual business trend at FJA, 29.7 million Euro in revenues were generated in the 1st quarter. This is 22% of the budgeted annual sales of 135 million Euro, and means that FJA is well within budget for the current fiscal year.

As a leading supplier of standard software for old-age pension products, FJA will continue to benefit greatly this year from the special situation brought about by the pension reform. As expected, the focus is now shifting increasingly towards software solutions for occupational pension schemes, especially administration systems for pension funds. Accordingly, in the 1st quarter FJA drove forward the further development of FJA Life Factory and has already begun implementing the software for its customers. In addition, the FJA product offering in the area of occupational pensions was expanded with a newly developed software package for administering subsidies. Initial discussions with potential customers confirm the anticipated high demand for such a software solution.

Overall, the Q1 result is as follows: EBITDA: 6.5 million Euro, EBIT: 5.1 million Euro and EBT: 5.6 million Euro.

The Executive Board expects the company's business to continue its favourable development.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Telephone: 089 769 01 - 144
Fax: 089 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

Munich, 07.05.2002

...

FILE NO.
82-5077

QUARTERLY REPORT
FIRST QUARTER 2002
FJA AG

SHAREHOLDERS' LETTER

KEY FIGURES
AS OF MARCH 31, 2002

	2002 ,000 Euro	2001 ,000 Euro
Revenues / Total output	29,672	25,802
EBITDA (Operating income before depreciation and amortization)	6,498	4,968
EBIT (Operating income)	5,105	3,939
EBT (Result before income taxes and minority interest)	5,564	4,406
Quarterly result	3,415	2,651
Employees as of March 31	865	746

Dear shareholders,

In the 1st quarter of 2002, we were all especially pleased about the admittance of FJA AG to the NEMAX 50 on 18 March 2002. The markets have acknowledged the company's sustained, solid growth and backed our strategy of relying on innovative strength and competence in equal measure. At the same time, its inclusion in the index earns the FJA share much more attention. This becomes evident not least by the rising share price since the start of the year.

Reflecting FJA's usual business trend, in the 1st quarter we generated 29.7 million Euro in revenues, which is 22% of our budgeted annual revenues of 135 million Euro. At the same time, we increased net income by 29% compared with the prior-year period, to 3.4 million Euro. This means we are well within budget.

As a leading supplier of standard software for old-age pension products, we will continue to benefit greatly from the special situation brought about by the pension reform this fiscal year. As expected, the focus is now shifting increasingly towards software solutions for company pension schemes, especially administration systems for both models of German pension funds. In acknowledgement of this trend, in the 1st quarter we drove forward the further development of FJA Life Factory® and at the same time further expanded our service and product offer for company pensions. One example of this is the development of special software for administering the new pension subsidies.

Based on this promising start, we can look ahead to the rest of this fiscal year with confidence and are assuming that 2002 will be another successful year for our company.

Thank you for your confidence in FJA.

M. Feilmeier

Manfred Feilmeier

DEVELOPMENT OF BUSINESS

REVENUES AND EARNINGS

Despite extensive investments in the standard software FJA Life Factory®, operating income (EBIT) was up 30% compared with the prior-year period, to 5.1 million Euro. Pre-tax earnings (EBT) climbed 26%, to 5.6 million Euro. In the 1st quarter net income for the period rose by 29% to 3.4 million Euro.

So last year's positive business trend continued in the 1st quarter of 2002. As of the reference date 31 March 2002 the FJA Group achieved 29.7 million Euro (previous year: 25.8 million Euro) in revenues. This is exactly within plan and equals 22% of our budgeted annual revenues.

In keeping with international practice, finished goods and services and work in progress are valued in accordance with IAS 11 by the percentage-of-completion method. Thus the revenues in this quarter correspond to the total output reported in the prior-year period.

SEGMENT REPORTING

Besides its head office in Germany, FJA AG is represented through its subsidiaries in Switzerland, Austria and the USA. There also is a majority participation of 80% in FJA OdaTeam in Slovenia.

In Germany, FJA continued to benefit from the special situation brought about by the pension reform. This is causing a shift in focus from private pension provision, the so-called Riester pensions, towards occupational forms of old-age provision. Demand from insurers, particularly in the area of software solutions for pension funds, is rising. In total, revenues in Germany stood at 26.6 million Euro.

The business in Central Europe was within plan in Q1, 2002. In Austria, revenues of 0.4 million Euro were generated, in Switzerland revenues totalled 2.6 million Euro and in Slovenia, the revenue figure was roughly 37,000 Euro.

In the 1st quarter of 2002 the business trend in the USA was still shaped by the reluctance of American insurers to invest. However, as this was countered by strong demand for FJA services in Europe, a few software development sub-projects were transferred to the USA. Sales to American customers totalled around 15,000 Euro. A further 578,000 Euro in revenue was attributable to the FJA Group.

COSTS AND REVENUES

The rise in costs in Q1 is partly due to heavy investments in converting the standard software FJA Life Factory® to the new thin-client technology. Another contributing factor were the additional costs associated with the rise in employee numbers compared with the prior-year period, and the additional personnel expenditure this incurs.

Compared with the prior-year period, the costs of purchased services increased only in line with inflation. There was a moderate price rise for FJA software licences and invoiced advisory services, in line with the market.

RESEARCH & DEVELOPMENT AND INVESTMENTS

There were high levels of expenditure on Research and Development and a large investment volume in the 1st quarter of 2002. The following areas were top of the spending agenda:

Further development of standard software
We invested heavily in the further development of FJA Life Factory®, to adapt this standard software to the latest legislative requirements for company pensions. In addition, we started work on converting the FJA Life Factory® to the thin-client technology. The corresponding Release 4.0 will be available in the 2nd quarter of 2002. In future, even the larger insurance companies will be able to use the software thanks to this new technology.

New software products
To round off our offer in the area of old-age pensions, we began developing software for the administration of subsidies under the new subsidised old-age pension schemes. In future, this system will steer the efficient and transparent processing of all transactions between suppliers of old-age pension products, the government subsidies department and the recipients of the subsidies.

New business models
There was also investment in the area of occupational pension schemes, for the development of the FJA Employer Portal. This tool will make processes between employers and pension providers (e.g. a pension fund) more efficient and secure, resulting in substantial cost savings and a noticeable reduction of workload for the specialist and IT departments on both sides. Moreover, employers and employees will be provided with information via the FJA Employer Portal (inter alia on pension news and the current legal situation). The tool can also be used to encourage employees to take out company pensions within an existing framework agreement: given the highly topical appeal of converting pay, this function will play an important role.

Investments in property, plant and equipment
As a result of the growth in employee numbers compared to the prior-year period, investments in property, plant and equipment also increased during the 1st quarter of 2002. The bulk of investment was in equipping workstations in an additional office building in Munich, which now provides around 500 new, ultra-modern workstations. We began to gradually move employees to the new building in January 2002.

EMPLOYEES

As of the reporting date, 31 March 2002, the FJA Group companies employed 865 people (previous year: 746). Compared with the prior-year period, this figure has risen by 119 (+16 %). At the same time, 24 freelance employees were replaced with permanent staff.

Personnel development was a particular concern of Human Resources in Q1 2002. The existing system of regular meetings with staff, feedback sessions with project leaders and similar instruments was further expanded, in order that each employee's achievements and potential can be monitored as objectively as possible and their development encouraged on an individual level.

The rate of personnel turnover was once again below the sector average in the 1st quarter of 2002 - evidence of the high level of employee satisfaction at FJA.

FILE NO.
82-5077

ORDER POSITION

The order position developed well in the 1st quarter 2002. In addition to the high capacity utilization within existing projects, FJA won several new customers and also received additional orders from existing customers. These included several new projects in the area of company pensions. Work on these projects has already begun.

New customers were also won for Release 4.0 of FJA Life Factory®. Here, too, work has already been started.

DIVIDENDS AND EVENTS OF PARTICULAR IMPORTANCE

As in the past, FJA wants its shareholders to participate in the company's success for the 2001 fiscal year, by means of a dividend. Accordingly, the Executive Board and Supervisory Board have decided to propose to the AGM on 11 July 2002 a dividend increase of 0.20 Euro, to 0.60 Euro per share. This is a 50% rise.

There were no events of special significance in the first quarter of 2002.

OUTLOOK

From today's perspective, FJA is confident to achieve its targets for the 2002 fiscal year and, with 20% growth, will once more grow much faster than the market as a whole.

Over the next few years, we will continue to benefit greatly from the special situation brought about by the pension reform in Germany. In particular company pensions will gain in importance. With our wide range of software products and services, we are in an excellent position to capitalize on this and we expect steady growth in revenue in this market segment.

In light of demographic developments throughout Europe, we believe there is still great potential for our standard software FJA Life Factory® and we intend to further consolidate our position as market leader in this area. Alongside this, there are signs of an expanding market for our streamlined standard system FJA SymAss.

It is also now becoming apparent that FJA has successfully transferred its expertise from traditional e-commerce applications to other fields of business. In future we expect rising demand, in particular for portal solutions for insurance sales forces.

Overall, in light of the very promising start, we are confident of achieving our goals for 2002 and of continuing our favourable business development into the future.

Munich, May 2002

The Executive Board

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)

	Jan 1 until Mar 31, 2002 ,000 Euro	Jan 1 until Mar 31, 2001 ,000 Euro
Revenues	29,672	21,239
Changes in inventories of finished goods and work in progress	0	4,563
Revenues / Total output	29,672	25,802
Cost of services and purchased materials	-1,718	-2,584
Personnel expenses	-15,990	-13,211
Other operating income	257	531
Other operating expenses	-5,723	-5,570
Depreciation and amortization	-1,393	-1,029
Operating income	5,105	3,939
Interest income and expenditure	458	464
Foreign currency exchange gains and losses	1	3
Result before income taxes and minority interest	5,564	4,406
Income tax	-2,171	-1,752
Result before minority interest	3,393	2,654
Minority interest	22	-3
Net income	**3,415**	**2,651**
Earnings per share (basic)	0.45	0.35
Earnings per share (diluted)	0.45	0.35
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,664,853	7,669,336

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Assets	Fiscal year as of Mar 31, 2002 ,000 Euro	Fiscal year as of Dec 31, 2001 ,000 Euro
Current assets		
Cash and cash equivalents	5,772	7,730
Marketable securities	35,129	35,232
Trade accounts receivable	55,218	26,135
Inventories	0	22,384
Prepaid expenses and other current assets	3,721	3,903
	99,840	**95,384**
Fixed assets		
Property, plant and equipment	13,426	12,382
Investments	50	50
Goodwill	3,980	4,126
Deferred tax asset	270	270
Other assets	323	316
	18,049	**17,144**
Total assets	**117,889**	**112,528**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and shareholders' equity	Fiscal year as of Mar 31, 2002 ,000 Euro	Fiscal year as of Dec 31, 2001 ,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	452	452
Trade accounts payable	2,099	1,793
Accrued expenses	10,053	8,282
Income tax payable	6,527	5,612
Other current liabilities	3,200	4,013
	22,331	**20,152**
Long-term debt		
Long-term debt	903	903
Deferred taxes	1,138	627
Pension accrual	1,071	1,044
Minority interest	43	66
	3,155	**2,640**
Shareholders' equity		
Share capital	7,650	7,650
Capital reserves	53,946	53,946
Retained earnings	31,665	28,250
Other, such as: Consolidated profit reserves, Difference due to currency conversion	- 858	- 110
	92,403	**89,736**
Total liabilities and shareholders' equity	**117,889**	**112,528**

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	Jan 1 until Mar 31, 2002 ,000 Euro	Jan 1 until Mar 31, 2001 ,000 Euro
Cash flow from operating activities		
Profit before income tax		
Net income (after tax)	3,393	2,655
Income tax	2,171	1,751
	=5,564	**=4,406**
Adjustments:		
Depreciation of intangible and tangible fixed assets	1,394	1,029
Change in long-term receivables	- 7	0
Increase in pension provisions	27	25
Interest income	- 482	- 493
Interest expenditure	23	29
Changes in:		
Inventories	22,383	- 4,560
Trade accounts receivable	- 29,083	- 570
Other assets and deferred items	182	- 1,131
Other provisions	1,771	416
Trade accounts payable	307	3,046
Other liabilities and deferred liabilities	- 814	37
Income tax paid	- 744	- 1,041
	521	**1,193**

Table continued on following page

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	Jan 1 until Mar 31, 2002 ,000 Euro	Jan 1 until Mar 31, 2001 ,000 Euro
Cash flow from investing activities		
Disposal / Acquisition of marketable securities	- 631	2,176
Investments in tangible assets	- 2,303	- 2,521
Cash inflow due to disposal to tangible assets	21	71
	- 2,913	**- 274**
Cash flow from financing activities		
Interest received	481	493
Interest paid	- 23	- 29
	458	**464**
Exchange rate related and other changes not relevant for cash flow	**- 24**	**37**
Change in liquid assets	**- 1,958**	**1,420**
Cash & cash equivalents at beginning of period	7,730	14,710
Cash & cash equivalents at end of period	5,772	16,130
Cash & cash equivalents +investments at beginning of period	42,962	52,029
Cash & cash equivalents +investments at end of period	40,901	51,272

EQUITY CAPITAL (IAS)

Shareholders' equity	Subscribed capital ,000 Euro	Capital reserves ,000 Euro	Group profit ,000 Euro	Other ,000 Euro	Equity capital ,000 Euro
As of January 1, 2002	7,650	53,946	28,250	- 110	89,736
Dividends					
Consolidated profit			3,415		3,415
Other, such as: Consolidated profit reserves, Difference due to currency conversion				- 748	- 748
As of March 31, 2002	7,650	53,946	31,665	- 858	92,403